UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-34098

CUSIP NUMBER: 43113X 101

(Check One): Form 10-K ☐ Form 20-F☐ Form 11-K ☐

Form 10-Q ☒ Form 10-D ☐ Form N-SAR ☐ Form N-CSR ☐

For Period Ended: June 30, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Highpower International, Inc.
Full Name of Registrant
N/A
Former Name if Applicable:
Building A1, Luoshan Industrial Zone, Shanxia, Pinghu, Longgang,
Address of Principal Executive Office (Street and Number)
Shenzhen, Guangdong, 518111, People’s Republic of China
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Highpower International, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 within the prescribed time period without unreasonable effort and expense because it requires additional time to finalize the financial statements and other disclosures required to be included in the 10-Q filing. The Company will file its Quarterly Report on Form 10-Q as soon as possible, and in any event no later than the fifth calendar day following the prescribed due date for such report.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Henry Sun	0086	755-89686292
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--	Net sales for the three months ended June 30, 2012 were $29.4 million, a 1% decrease from net sales of $29.7 million for the three months ended June 30, 2011
--	Gross profit margin for the three months ended June 30, 2012 was 20.5% as compared with 16.0% for the three months ended June 30, 2011
--	Net income attributable to Highpower International (exclusive of loss attributable to non-controlling interest) for the three months ended June 30, 2012 was $0.5 million, or $0.04 per diluted share, as compared to net income attributable to Highpower International (exclusive of loss attributable to non-controlling interest) of $0.4 million, or $0.03 per diluted share, for the comparable period in 2011
--	Net sales for the six months ended June 30, 2012 were $50.0 million, an 11.8% decrease from net sales of $56.7 million for the six months ended June 30, 2011
--	Gross profit margin for the six months ended June 30, 2012 was 19.4% as compared with 15.5% for the six months ended June 30, 2011
--	Net income attributable to Highpower International (exclusive of loss attributable to non-controlling interest) for the six months ended June 30, 2012 was $0.5 million, or $0.04 per diluted share, as compared to net income attributable to Highpower International (exclusive of loss attributable to non-controlling interest) of $33,743 million, or $0.00 per diluted share, for the comparable period in 2011.

                  Highpower International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2012	By:	/s/ Henry Sun
		Name:	Henry Sun
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact

constitute Federal Criminal Violations (See 18 U.S.C. 1001).